SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES 2
                            (Name of Subject Company)

    MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MacKenzie Patterson Special Fund 5, LLC; Real Estate Securities Fund 1983, LP; and MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $3,090,787                                             $94.89
         (2,181,732)                                            (66.98)
         -----------                                            -------
         $  909,055                                             $27.91

 * For purposes of calculating the filing fee only. Assumes the purchase of 181,811 Units at a purchase price equal to $17.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $66.98
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: May 18, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 18, 2007, as amended May 4, 2007, and May 18, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MacKenzie Patterson Special Fund 5, LLC; and Real Estate Securities Fund 1983, LP (collectively the "Purchasers") to purchase up to 181,811 Units of limited partnership interest (the "Units") in Consolidated Capital Institutional Properties 2 (the "Partnership"), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer is hereby amended to extend the Expiration Date to June 22, 2007 and to increase the purchase price to $17 per Unit, less the amount of any distributions declared or made with respect to the Units between April 18, 2007 (the "Offer Date") and June 22, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2007 (the "Offer to Purchase") and the related Letter of Transmittal, as amended.


Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 18, 2007*
(a)(2) Letter of Transmittal*
(a)(3) Form of Letter to Unit holders dated April 18, 2007*
(a)(4) Form of advertisement in Investor's Business Daily*
(a)(5) Notice of Withdrawal from AIMCO Properties, LP Tender Offer*
(a)(6) Supplemental letter to unit holders dated May 4, 2007**
(a)(7) Notice of Withdrawal from AIMCO Properties, LP Tender Offer as amended**
(a)(8) Form of Press Release**
(a)(9) Supplemental letter to unit holders dated May 18, 2007***
(a)(10) Form of Press Release***

(a)(11) Supplemental letter to unit holders dated June 6, 2007
(a)(12) Form of Press Release


* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 18, 2007
** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 4, 2007

*** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 18, 2007


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 6, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 5, LLC; MacKenzie Patterson Special Fund 5, LLC

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated April 18, 2007*
(a)(2) Letter of Transmittal*
(a)(3) Form of Letter to Unit holders dated April 18, 2007*
(a)(4) Form of advertisement in Investor's Business Daily*
(a)(5) Notice of Withdrawal from AIMCO Properties, LP Tender Offer*
(a)(6) Supplemental letter to unit holders dated May 4, 2007**
(a)(7) Notice of Withdrawal from AIMCO Properties, LP Tender Offer as amended**
(a)(8) Form of Press Release**
(a)(9) Supplemental letter to unit holders dated May 18, 2007***
(a)(10) Form of Press Release***

(a)(11) Supplemental letter to unit holders dated June 6, 2007
(a)(12) Form of Press Release


* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 18, 2007
** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 4, 2007

*** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 18, 2007